SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)

                              Calpine Corporation*
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    131347304
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Philip Falcone
                               555 Madison Avenue
                                   16th Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 2009
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             (Date of Event which Requires Filing of This Statement)

* IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners Master Fund I, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    73,407,165

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    73,407,165

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    73,407,165

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.1%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    73,407,165

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    73,407,165

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    73,407,165

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.1%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners Special Situations Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    34,838,332

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    34,838,332

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    34,838,332

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.1%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners Special Situations GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    34,838,332

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    34,838,332

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    34,838,332

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.1%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Holdings, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                        [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    108,245,497

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    108,245,497

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    108,245,497

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.2%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Philip Falcone

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                        [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    108,245,497

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    108,245,497

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    108,245,497

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.2%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 131347304
          ---------------------

Item 1. Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON MARCH 6, 2009.
--------------------------------------------------------------------------------

Item 2. Identity and Background.

ITEM 2 TO THE SCHEDULE 13D/A FILED ON MARCH 6, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

(a-c,f) This Schedule 13D/A is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"); Harbinger Capital Partners LLC ("Harbinger LLC"), the investment manager of the Master Fund; Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"); Harbinger Capital Partners Special Situations GP, LLC ("HCPSS"), the general partner of the Special Fund; Harbinger Holdings, LLC ("Harbinger Holdings"), the managing member of Harbinger LLC and HCPSS; and Philip Falcone, the managing member of Harbinger Holdings and the portfolio manager of the Master Fund and the Special Fund (each of the Master Fund, Harbinger LLC, Special Fund, HCPSS, Harbinger Holdings and Philip Falcone may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger LLC, HCPSS and Harbinger Holdings is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. Philip Falcone is a United States citizen. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, Harbinger Holdings and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022.

(d) Philip Falcone has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 73,407,165 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 73,407,165 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 34,838,332 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 34,838,332 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 108,245,497 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 108,245,497 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

On April 23, 2009, the Issuer and Master Fund entered into an underwriting agreement with Morgan Stanley & Co. Incorporated, as underwriter. Pursuant to the underwriting agreement, Master Fund agreed to sell, and the underwriter agreed to purchase, 20,000,000 Shares at a price of $ 7.9032 per Share. In addition, Master Fund granted the underwriter a 30-day option to purchase up to 3,000,000 additional Shares solely to cover over-allotments. The public offering contemplated by the underwriting agreement has been registered under Securities Act of 1933 and will be completed on or about April 29, 2009. The underwriting agreement is filed as Exhibit C.

The Master Fund and Special Fund reserve the right to purchase Shares in the future if they deem it appropriate for their investors and should the Master Fund's and Special Fund's portfolio metrics permit.
--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 73,407,165* Shares, constituting 17.1% of the Shares of the Issuer, based upon 428,812,216*** Shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 73,407,165 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 73,407,165 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 73,407,165* Shares, constituting 17.1% of the Shares of the Issuer, based upon 428,812,216*** Shares outstanding as of the date of this filing.

Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 73,407,165 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 73,407,165 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 73,407,165* Shares, constituting 17.1% of the Shares of the Issuer, based upon 428,812,216*** Shares outstanding as of the date of this filing.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares;
has the shared power to vote or direct the vote of 73,407,165 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 73,407,165 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 34,838,332** Shares, constituting 8.1% of the Shares of the Issuer, based upon 428,812,216*** Shares outstanding as of the date of this filing.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,838,332 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 34,838,332 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 34,838,332** Shares, constituting 8.1% of the Shares of the Issuer, based upon 428,812,216*** Shares outstanding as of the date of this filing.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,838,332 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 34,838,332 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 108,245,497*/** Shares, constituting 25.2% of the Shares of the Issuer, based upon 428,812,216*** Shares outstanding as of the date of this filing.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 108,245,497 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 108,245,497 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 108,245,497*/** Shares, constituting 25.2% of the Shares of the Issuer, based upon 428,812,216*** Shares outstanding as of the date of this filing.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 108,245,497 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 108,245,497 Shares.

--------------------------------------------------------------------------------


* Includes 6,189,645 shares held by Kelson Investments, S.ar.l., an indirect wholly owned subsidiary of the Master Fund and the Special Fund.

** Includes 3,092,603 shares held by Kelson Investments, S.ar.l., an indirect wholly owned subsidiary of the Master Fund and the Special Fund.

*** The number of outstanding shares is based on the 428,812,216 voting shares as reported by the Company as of the date of this filing.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 23, 2009, Master Fund entered into an underwriting agreement for the sale of 20,000,000 Shares plus an additional 3,000,000 Shares to cover over-allotments. See Item 4.
--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:
Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: Underwriting Agreement, dated April 23, 2009, among Calpine Corporation, Harbinger Capital Partners Master Fund I, Ltd., as selling stockholder, and Morgan Stanley & Co. Incorporated, as underwriter. (Incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K/A of Calpine Corporation filed April 24, 2009)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------------


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
-------------------------------

/s/ Philip Falcone
-------------------------------
Philip Falcone



April 24, 2009

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                   AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 5, dated April 24, 2009 relating to the Common Stock, $.001 par value of Calpine Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
-------------------------------

/s/ Philip Falcone
-------------------------------
Philip Falcone



April 24, 2009

                                    Exhibit B

                Transactions in the Common Stock, $.001 par value

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

  Date of                          Number of Shares            Price per Share
Transaction                        Purchase/(Sold)

                                         None


     TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

  Date of                          Number of Shares            Price per Share
Transaction                        Purchase/(Sold)

                                        None









SK 26666 0002 990033